NEWS RELEASE
TSX - NOC
February 6, 2007	NR:07-03

Northern Peru Engages Financial Advisor to Pursue Strategic Alternatives

Vancouver, British Columbia – Northern Peru Copper Corp. is pleased to announce that it has retained Genuity Capital Markets (“Genuity”) as a financial advisor to explore various strategic alternatives it is considering.  Genuity is an independent Canadian financial advisory firm specializing in the mining sector, and has provided advisory services in connection with some of the largest mining transactions in recent years.

Galeno contains one of the largest undeveloped copper resources in the Americas.  The property is located in the Yanacocha mining district approximately 16 kilometers east of the Yanacocha gold mine, one of the largest gold mines in the world and 5 kilometers north of the Michiquillay copper/gold project which is currently being privatized by the Peruvian government.

On January 10, 2007 the Company announced the results of a positive prefeasibility study on the Galeno project.  The study showed that the project has robust economics supported by a high grade starter pit, an exceptionally low strip ratio, simple processing technology, a 661 million tonne probable mineral reserve and good regional infrastructure.  Based upon a long term copper price of US$1.35/lb, the study shows that the project generates an after tax net present value of US$560 million at an 8% real discount rate with an internal rate of return of 18.2%.  Further details on the results of the prefeasibility study can be found in the Company’s news release dated January 11, 2007 (www.northernperu.com).  An updated 43-101 technical report detailing the results of the prefeasibility study will be available in late February.

Northern Peru continues to advance the Galeno project.  A bankable feasibility study will begin in early February and will include a 20,500 meter infill drill program, metallurgical testing and engineering, social and environmental studies.  The Company will also continue its exploration program on base metal and gold targets at Galeno and the neighbouring Hilorico gold deposit.

Key contacts at Genuity are:

•

Ted Hirst

(604) 694-6950

•

Gunnar Eggertson

(604) 694-6951

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 20F, which may be secured from us, or from the SEC’s website at

http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041